UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ACCO BRANDS CORPORATION

(Name of Issuer)

Common Stock ($0.01 par value) and the associated preferred share purchase rights

(Title of Class of Securities)

00081T 10 8

(CUSIP Number)

Arthur Schiller
Lane Industries, Inc.
One Lane Center
Northbrook, Illinois 60062
(847) 291-5703

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 000081T 10 8			Page 2 of 9

1.	Name of Reporting Person: Lane Industries, Inc., a Delaware corporation		I.R.S. Identification Nos. of above persons (entities only): 36-2668230

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 334,294 shares

		8.	Shared Voting Power: 9,388,313 shares

		9.	Sole Dispositive Power: 334,294 shares

		10.	Shared Dispositive Power: 9,388,313 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,798,237 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.68%

14.	Type of Reporting Person (See Instructions): CO/HC

CUSIP No. 000081T 10 8			Page 3 of 9

1.	Name of Reporting Person: LED I LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 87-0754776

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,000,000 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,000,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,798,237 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.68%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 000081T 10 8			Page 4 of 9

1.	Name of Reporting Person: LED II LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 87-0754777

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,463,313 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,463,313 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,798,237 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.68%

14.	Type of Reporting Person (See Instructions): OO

Amendment No. 1 to Schedule 13D
     This Amendment No. 1 to Schedule 13D (this “Schedule”) is being filed jointly by Lane Industries, Inc., a Delaware corporation (“Lane”), LED I LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED I”), and LED II LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED II” and, together with LED I and Lane, the “Filing Parties”). The original Schedule 13D filed by Lane on August 26, 2005 (the “Original 13D”) is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 1.
Item 1. Security and Issuer.
     This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred share purchase rights, of Acco Brands Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 300 Tower Parkway, Lincolnshire, IL 60069.
Item 2. Identity and Background.
     Lane is a Delaware corporation and its principal business is acting as a diversified holding company. LED I and LED II are Delaware limited liability companies, both of whose principal business is acting as a subsidiary holding company. The Filing Parties’ principal office and principal place of business are all located at 1200 Shermer Road, 4th Floor, Northbrook, IL 60062. During the last five years, none of the Filing Parties (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, such Filing Party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     This Statement is filed by each of the Filing Parties. The Filing Parties have entered into a joint filing agreement with respect to this Schedule 13D, which is attached hereto as exhibit 99.6.
Item 3. Source and Amount of Funds or Other Consideration.
     On August 17, 2005, the business combination provided for by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 15, 2005, by and among General Binding Corporation (“GBC”), Fortune Brands, Inc. (“Fortune”), the Issuer and Gemini Acquisition Sub, Inc., a subsidiary of the Issuer (“Acquisition Sub”), whereby Fortune spun off the Issuer to its shareholders, immediately after which Acquisition Sub merged with and into GBC, with GBC surviving (the “Merger”), became effective. As a result of the Merger, GBC became a wholly-owned subsidiary of the Issuer and each outstanding share of GBC common stock and GBC Class B common stock was converted into the right to receive one share of Common Stock. As a result of the consummation of the Merger, Lane, which owned shares of GBC common stock and GBC Class B common stock, became a shareholder of the Issuer. The Original 13D was filed to reflect the Common Stock that Lane had the right to receive pursuant to the Merger Agreement in exchange for the shares of GBC common stock and GBC Class B common stock held by Lane prior to the Merger.
     On November 9, 2005, Lane entered into a Contribution Agreement (the “Contribution Agreement”) with LED I and LED II. Pursuant to the Contribution Agreement, Lane made a capital contribution to each of LED I and LED II in the form of shares of Common Stock. The foregoing discussion is qualified in it entirety by reference to the Contribution Agreement, which is included as an exhibit to this Statement and is incorporated by reference herein.
     On November 21, 2005, LED I entered into a variable forward purchase contract (the “Forward Contract”) with Deutsche Bank AG relating to the potential future disposition by LED I of up to 1,467,125 shares of Common Stock. Item 6 of this Schedule 13D contains a more detailed description of the Forward Contract and is incorporated by reference herein.
Item 4. Purpose of the Transaction.
     As described in Item 3 above, Lane obtained shares of Common Stock upon the conversion of the GBC common stock and GBC Class B common as a result of the consummation of the Merger. The Common Stock held by Lane, LED I and LED II is being held for investment purposes.
     As described further in Item 6 below, pursuant to a Registration Rights Agreement dated as of March 15, 2005 between Lane and the Issuer (the “Registration Rights Agreement”), Lane has the right to demand the Issuer register some or all of Lane’s shares of Common Stock (including those shares held by LED I and LED II), subject to the terms of the Registration Rights Agreement. The foregoing discussion is qualified in it entirety by reference to the Registration Rights Agreement, which is included as an exhibit to this Statement and is incorporated by reference herein.
     As described in Item 3 above, Lane contributed shares of Common Stock to LED I and LED II pursuant to the Contribution Agreement. Such Common Stock is being held for investment purposes. Also as described in Item 6 below, LED I entered into the Forward Contract relating to the potential future disposition by LED I of up to 1,467,125 shares of Common Stock. The Forward Contract is being entered into to reduce the Filing Parties’ investment risk with respect to the Common Stock. Item 6 of this Schedule 13D contains a more detailed description of the Forward Contract and is incorporated by reference herein.
     On November 22, 2005, James A. Miller, the former Chairman of GBC, exercised options, which were satisfied with 75,000 shares of Common Stock held by Lane.
     The Filing Parties reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time and from time to time, to the extent deemed advisable in light of market conditions, general investment and trading policies of the Filing Parties.
     Other than as set forth herein, the Filing Parties currently have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     According to the Issuers most recent Form 10-Q, as of October 31, 2005, approximately 52,437,384 shares of Common Stock were outstanding.
     (a) and (b) The Filing Parties in the aggregate may be deemed to beneficially own 9,798,237 shares of Common Stock. This number of shares equals 18.68% of the outstanding Common Stock. The Filing Parties in the aggregate may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 9,798,237 shares of Common Stock, which represents approximately 18.68% of the voting power of the Common Stock.
     Lane may be deemed to beneficially own 9,798,237 shares of Common Stock by virtue of the 334,924 shares of Common Stock held directly by Lane and the 9,388,313 shares of Common Stock held directly by LED I and LED II, which entities Lane controls. This number of shares equals 18.68%

of the outstanding Common Stock. Lane may be deemed to have the sole power to vote or direct the vote of and to dispose of or direct the disposition of 9,798,237 shares of Common Stock, which represents approximately 18.68% of the voting power of the Common Stock.
     LED I may be deemed to beneficially own 2,000,000 shares of Common Stock. This number of shares equals 3.81% of the outstanding Common Stock. LED I may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,000,000 shares of Common Stock, which represents approximately 3.81% of the voting power of the Common Stock.
     LED II may be deemed to beneficially own 7,463,313 shares of Common Stock. This number of shares equals 14.23% of the outstanding Common Stock. LED II may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,463,313 shares of Common Stock, which represents approximately 14.23% of the voting power of the Common Stock.
     (c) As more fully described in Item 3, on November 9, 2005, Lane made a capital contribution in the form of 2,000,000 shares of Common Stock to LED I and 7,463,313 shares of Common Stock LED II. The description of the contribution contain in Item 3 is incorporated by reference herein. As more fully described in Item 6, on November 21, 2005, LED I entered into the Forward Contract, pursuant to which LED I may dispose of up to 1,467,125 shares of Common Stock in the future. The description of the Forward Contract contained in Item 6 is incorporated by reference herein.
     On November 22, 2005, James A. Miller, Lane’s former Chairman, exercised options that were satisfied with 75,000 shares of Common Stock held by Lane. The exercise price of the options was $7.813 per share. As a result of the exercise of Mr. Miller’s option, the number of shares of Common Stock held by Lane was reduced by 75,000.
     (d) Pursuant to the Forward Contract, Deutsche Bank AG has, under certain specified conditions (including default by LED I of its obligations thereunder), the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock pledged by LED I with Deutsche Bank AG.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     The information relating to the Merger Agreement set forth in Item 3 is incorporated herein by reference to this Item 6.
     In connection with the Merger Agreement, Lane and the Issuer entered into the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, Lane has the right, subject to certain restrictions, to demand that the Issuer file, prior to August 17, 2010, up to three registration statements to register the resale of Lane’s shares of Common Stock. The Issuer must use its commercially reasonable efforts to effect the registration of the shares, but the Issuer is not required to cause any registration statement demanded by Lane to become effective prior to the day that is 180 days after August 17, 2005. In addition, subject to customary limitations, Lane has the right to cause the Issuer to include Lane’s shares of Common Stock in other registration statements filed by the Issuer.
     In connection with the Merger Agreement, Lane entered into an Affiliate Agreement dated as of August 17, 2005 with the Issuer (the “Affiliate Agreement”). Under the terms of the Affiliate Agreement, Lane agreed, among other things, not to sell or dispose of its Common Stock except pursuant to an effective registration statement, in accordance with Rules 144 and 145 promulgated under the Securities

Act of 1933, as amended, or in a transaction which in the opinion of counsel or as described in a “no action” or interpretative letter from the Staff of the Securities and Exchange Commission, is not required to be registered.
     On November 21, 2005 LED I entered into the Forward Contract with Deutsche Bank AG, with respect to up to 1,467,125 shares of Common Stock. Pursuant to the Forward Contract, LED I is required to deliver at the maturity of the Forward Contract a variable number of shares of Common Stock not to exceed 1,467,125 shares (the “Delivered Shares”), which number will depend upon the then prevailing market price of the shares at maturity. In exchange for the Delivered Shares at the Forward Contract’s maturity, Deutsche Bank AG will pay LED I an amount in cash which varies depending on the price of the Common Stock. In lieu of delivering the Delivered Shares, LED I has the option to settle its obligations to Deutsche Bank AG by paying a cash amount equal to the then current market value of the Delivered Shares to Deutsche Bank AG.
     To secure its obligations under the Forward Contract, LED I has initially pledged 1,467,125 shares of Common Stock to Deutsche Bank AG as collateral. In accordance with the Forward Contract, LED I retains the right to vote the 1,467,125 shares of Common Stock.
     The summaries of the Merger Agreement, Registration Rights Agreement, Affiliate Letter, Contribution Agreement and Forward Contract contained in this Item 6 are qualified in their entirety by reference to the Merger Agreement, Registration Rights Agreement, Affiliate Letter, Contribution Agreement and Forward Contract, each of which is filed herewith as an exhibit and each of which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of March 15, 2005, by and among Fortune Brands, Inc., ACCO World Corporation, Gemini Acquisition Sub, Inc. and General Binding Corporation (incorporation herein by reference to Annex A to the Issuer’s Amendment No. 2 to Registration Statement on Form S-4/A dated July 15, 2005)

99.2	Registration Rights Agreement, dated as of March 15, 2005, by and between ACCO World Corporation and Lane Industries, Inc. (incorporation herein by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-4/A dated June 22, 2005)

99.3	Affiliate Letter, dated as of August 2, 2005 between Lane Industries, Inc. and Acco World Corporation (incorporation herein by reference to Exhibit 99.3 of the Original 13D)

99.4	Contribution Agreement dated as of November 9, 2005, by and among Lane Industries Inc., LED I LLC and LED II LLC

99.5	Confirmation Agreement dated as of November 21, 2005 between LED I LLC and Deutsche Bank AG*

99.6	Joint Filing Agreement dated as of November 22, 2005 among Lane Industries Inc., LED I LLC and LED II LLC

*	A complete copy of Exhibit 99.5 has been filed separately with the Securities and Exchange Commission pursuant to an Application for Confidential Treatment. The confidential portions of Exhibit 99.5 have been omitted from this filing and are marked by an asterisk.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2005

LANE INDUSTRIES, INC.
By:	/s/ Arthur J. Schiller
	Name:	Arthur J. Schiller
	Title:	Senior Vice President, Secretary and General Counsel

APPENDIX I
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF LANE INDUSTRIES, INC.
The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of the Filing Parties, Inc. Unless otherwise noted, each person is a citizen of the United States and each such person’s business address is 1200 Shermer Road, 4th Floor, Northbrook, IL 60062.
A. Lane Industries, Inc.

Name and Address	Title	Principal Occupation

Andrew N. Lane 19351 Highway 82 Carbondale, Co 81623	Director	Private Investor

Jeffrey P. Lane Bell Ranch 706 Mule Creek Drive Solano, NM 87746	Director	President, Bell Ranch

Nelson P. Lane 1286 Spring Creek Road Silverthorne, CO 80498	Director	Private Investor

Kenneth Aldridge Aldridge Electric 28572 N. Bradley Road Libertyville, IL 60048	Director	President, Aldridge Electric

James Friedlieb Arthur Andersen 33 West Monroe Street Chicago, IL 60603	Director	Partner, Arthur Andersen

Forrest M. Schneider	Executive Officer	President and Chief Executive Officer of Lane Industries, Inc.

Arthur J. Schiller	Executive Officer	Senior Vice President, Secretary & General Counsel of Lane Industries, Inc.

Richard R. Fabbrini	Executive Officer	Senior Vice President and Chief Financial Officer of Lane Industries, Inc.

1

Jaime Knez	Executive Officer	Vice President — Treasurer of Lane Industries, Inc.

William M. Keating	Executive Officer	Vice President of Lane Industries, Inc.

B. LED I LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer

C. LED II LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer

2